Exhibit 99.1

Press Release

FOR IMMEDIATE RELEASE

LABOPHARM RECEIVES NOTICE FROM NASDAQ REGARDING MINIMUM MARKET VALUE OF LISTED SECURITIES

LAVAL, Quebec (April 1, 2011) - Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today announced that it received notice from the Listings Qualifications Department of The Nasdaq Stock Market (Nasdaq) that the closing bid price of the Corporation's Market Value of Listed Securities (MVLS) was below the minimum requirement of US$50,000,000 for 30 consecutive business days (ended March 28, 2011) and the Corporation was therefore not in compliance with Nasdaq listing rules.

The notification has no impact at this time on the listing of Labopharm's common shares on The Nasdaq and Labopharm’s common shares will continue to trade on The Nasdaq Global Market under the symbol “DDSS”.  The notification also has no impact on the listing of the Corporation’s common shares on the Toronto Stock Exchange and the Corporation’s common shares will continue to trade on the Toronto Stock Exchange under the symbol “DDS”.

Labopharm has been provided a period of 180 calendar days, or until September 26, 2011 (the compliance period), to regain compliance with the minimum MVLS requirement.  Labopharm can regain compliance if the closing MVLS is US$50,000,000 or higher for a minimum of 10 consecutive business days during the compliance period.

If Labopharm does not re-establish compliance by September 26, 2011, Nasdaq will provide written notification to the Corporation that its common shares are subject to delisting from the Nasdaq Global Market.  Labopharm has the option of applying for transfer to The Nasdaq Capital Market, provided it satisfies the requirements for continued listing on that market.

As previously announced on December 31, 2010, Labopharm received notice from the Listings Qualifications Department of Nasdaq that the closing bid price of the Corporation's common shares was below the minimum requirement of US$1.00 per share for 30 consecutive business days and the Corporation was therefore not in compliance with Nasdaq Listing Rules.  At that time, the Corporation was provided until June 27, 2011 to regain compliance with the minimum closing bid price requirement.  As of today, the Corporation has not regained compliance with such listing rules.  If Labopharm does not re-establish compliance by June 27, 2011, Nasdaq will provide written notification to the Corporation that its common shares are subject to delisting.  If such notification is provided, the Corporation may be eligible for an additional 180 calendar day compliance period if it meets the initial listing standards, with the exception of minimum closing bid price, for The Nasdaq Global Market, and it provides a written plan to re-establish compliance during the second grace period.

About Labopharm Inc.

Labopharm is focused on realizing value from its portfolio of commercialized products and creating additional value by leveraging its emerging technology platforms to develop increasingly differentiated products that may provide the potential for an attractive return on investment.  For more information, visit www.labopharm.com.

This press release contains forward-looking statements, including statements related to the Nasdaq delisting procedures, which reflect the Corporation's current expectations regarding future events. These forward-looking statements involve risks and uncertainties, many of which are beyond the Corporation’s control. Actual events could differ materially from those projected herein and depend on a number of risks and uncertainties. For additional disclosure regarding these and other risks faced by Labopharm Inc., see the disclosure contained in its public filings in the U.S. with the Securities and Exchange Commission (SEC) and in Canada with the Canadian Securities Administrators (CSA), available on the Investor Relations section of the Corporation’s website at www.labopharm.com and on the SEC's website at www.sec.gov and on the CSA’s website at www.sedar.com. Investors are cautioned not to place undue reliance on these forward-looking statements.  Unless required by law, the Corporation undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events, or circumstances or otherwise.

For more information, please contact:
At The Equicom Group Lawrence Chamberlain Media and Investor Relations Tel: (416) 815-0700 ext. 257 lchamberlain@equicomgroup.com French: Joe Racanelli Tel: (514) 844-7997 jracanelli@equicomgroup.com